AMENDMENT TO

SUB-ADVISORY AGREEMENT

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST

on behalf of

FRANKLIN ALLOCATION VIP FUND

This Amendment, effective as of December 12, 2024, is to the Sub-Advisory Agreement (the “Agreement”) effective as of March 31, 2023, by and between Franklin Advisers, Inc., a California corporation (“FAV”), and Franklin Templeton Institutional, LLC, a Delaware limited liability company (“FT Institutional”), relating to the investment management services for the Franklin U.S. Core Bond strategy of the FRANKLIN ALLOCATION VIP FUND (the “Fund”), a series of FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST (the “Trust”).

WITNESSETH:

WHEREAS, both FAV and FT Institutional wish to amend Paragraph 3.(a) of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on December 11, 2024.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph 3.(a) of the Agreement is removed and replaced with the following:

FAV shall pay to FT Institutional a monthly fee in U.S. dollars equal to 0.04% of the assets under management for the Franklin U.S. Core Bond strategy, calculated daily, as compensation for the services rendered and obligations assumed by FT Institutional during the preceding month.

The sub-advisory fee under this Agreement shall be payable on the first business day of the first month following the effective day of this Agreement and shall be reduced by the amount of any advance payments made by FAV relating to the previous month.

[Signature Page Follows]

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN ADVISERS, INC.

By: /s/ Edward D. Perks

Name: Edward D. Perks

Title: President

FRANKLIN TEMPLETON INSTITUTIONAL, LLC

By: /s/ Thomas C. Merchant

Name: Thomas C. Merchant

Title: Chief Legal Officer